Filed Pursuant to Rule 433

Registration Statement No. 333-238607-01

Relating to Preliminary Prospectus Supplement dated November 7, 2022 and

Prospectus dated May 22, 2020

BXP PRICES $750 MILLION OFFERING OF GREEN BONDS

BOSTON, MA, November 7, 2022 – Boston Properties, Inc. (NYSE: BXP) (“BXP”), the largest publicly traded developer, owner and manager of premier workplaces in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $750 million of 6.750% senior unsecured notes due 2027 in an underwritten public offering through BofA Securities, Inc., J.P. Morgan Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as joint book-running managers. The notes were priced at 99.941% of the principal amount to yield 6.763% to maturity. The notes will mature on December 1, 2027, unless earlier redeemed. The offering is expected to close on November 17, 2022, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from the offering are expected to be approximately $743.5 million. BPLP intends to allocate an amount equal to the net proceeds from the offering to the financing and refinancing of recently completed and future “eligible green projects” in the United States.

Pending such allocation, BPLP intends to use the net proceeds for the repayment of debt, including borrowings outstanding under its $1.5 billion unsecured revolving credit facility, funding development and redevelopment projects or other investment opportunities and for other uses. Pending such uses, BPLP may invest the net proceeds in short-term, interest-bearing deposit accounts. Net proceeds allocated to previously incurred costs associated with “eligible green projects” will be available for the repayment of debt and other uses.

The impact of this offering was not previously reflected in BXP’s earnings guidance for full year 2022 and 2023. BXP estimates the offering will reduce 2022 and 2023 (1) net income attributable to common shareholders (EPS) by approximately $0.02 per share and $0.08 per share, respectively, and (2) diluted funds from operations (FFO) per share by approximately $0.02 per share and $0.08 per share, respectively, due to increased net interest expense associated with the offering.

This is BPLP’s fifth green bond offering. Since BPLP’s initial green bond offering in November 2018, BPLP has issued $3.55 billion of green bonds in four separate bond offerings.

BXP actively works to promote its growth and operations in a sustainable and responsible manner and is a recognized leader in green building. BXP has certified 29.4 million square feet of its current in-service portfolio at the highest LEED certification levels of Gold and Platinum. BXP has publicly announced sustainability goals and has implemented energy conservation projects and other measures in actively managed properties that have reduced greenhouse gas emissions intensity by 80% and site energy use intensity by 41% since 2008. BXP has earned an eleventh consecutive “Green Star” recognition and the highest GRESB 5-star Rating, as well as an “A” disclosure score. In addition, BXP is an ENERGY STAR Partner of the Year – Sustained Excellence Award Winner.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the SEC for more complete information about BPLP and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attn: Prospectus Department, Toll-free: 1-800-294-1322, E-mail: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, Telephone: (212) 834-4533; U.S. Bancorp Investments, Inc., 214 N. Tryon Street, 26th Floor, Charlotte, North Carolina 28202, Attention: Credit Fixed Income, Telephone: 1-877-558-2607; and Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 800-645-3751 or email: wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

BXP (NYSE: BXP) is the largest publicly traded developer, owner, and manager of premier workplaces in the United States, concentrated in six markets – Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC. BXP is a fully integrated real estate company, organized as a real estate investment trust (REIT), with more than 50 years of experience developing, owning, managing, and acquiring exceptional properties in dynamic gateway markets. At September 30, 2022, including properties owned by unconsolidated joint ventures, BXP’s portfolio totals 53.3 million square feet and 193 properties, including fourteen properties under construction/redevelopment.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond BXP’s control and could materially affect actual results, performance or achievements. These factors include, without limitation, BXP’s ability to satisfy the closing conditions to the pending transaction described above and other risks and uncertainties detailed from time to time in BXP’s filings with the SEC. BXP does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT BXP

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

617.236.3352

Helen Han

Vice President, Investor Relations

hhan@bxp.com